UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CAPITAL PRODUCT PARTNERS L.P.
(Name of Issuer)

          Common Units
(Title of Class of Securities)

Y11082107
(CUSIP Number)

April 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

Page 2 of 8 Pages

1	Name of Reporting Persons.

GPS Partners LLC

I.R.S. Identification Nos. of above persons (entities only).

73-1735371

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Incorporation

Delaware, United States
Number of		5	Sole Voting Power	398,981
Shares
Beneficially		6	Shared Voting Power	None
Owned by Each
Reporting		7	Sole Dispositive Power	398,981
Person With
		8	Shared Dispositive Power	None

9	Aggregate Amount Beneficially Owned by Each Reporting Person

398,981
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

1.61% based on 24,817,151 Common Units (as defined below) outstanding.
12	Type of Reporting Person:

IA

Page 3 of 8 Pages

1	Name of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Brett S. Messing
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Incorporation

United States
Number of		5	Sole Voting Power	398,981
Shares
Beneficially		6	Shared Voting Power	None
Owned by Each
Reporting		7	Sole Dispositive Power	398,981
Person With
		8	Shared Dispositive Power	None

9	Aggregate Amount Beneficially Owned by Each Reporting Person

398,981
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

1.61% based on 24,817,151 Common Units outstanding.
12	Type of Reporting Person:

HC, IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Capital Product Partners L.P. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Iassonos Street
Pireaus J3 18537

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

GPS Partners LLC ("GPS")
2120 Colorado Ave. Suite 250
Santa Monica, CA 90404
United States

Brett S. Messing (“Mr. Messing” and, together with GPS, “Reporting Persons”)
2120 Colorado Ave. Suite 250
Santa Monica, CA 90404
United States

This Statement relates to Common Units held for the account of certain advisory clients of GPS.  GPS serves as investment manager and general partner to certain funds and managed accounts.  In such capacity, GPS may be deemed to have voting and dispositive power over the Common Units held for such accounts.  Mr. Messing is the Managing Partner of GPS. In such capacity, Mr. Messing may be deemed to have voting and dispositive power over the Common Units held for such accounts.

Item 2(d).	Title of Class of Securities:

Common Units (the "Common Units")

Item 2(e).	CUSIP Number:

Y11082107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

GPS Partners LLC is an investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E). Brett S. Messing is a control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of April 30, 2009, the Reporting Persons beneficially owned 398,981 Common Units.

Item 4(b)	Percent of Class:

Page 5 of 8 Pages
As per the information provided by the Issuer in its Form 20-F for the annual period ending December 31, 2008, as of March 27, 2009, the Issuer had 24,817,151 Common Units outstanding.   The number of Common Units of which each of GPS and Mr. Messing may be deemed to be the beneficial owner constitutes approximately 1.61% of the total number of Common Units outstanding (i.e., 398,981 Common Units divided by 24,817,151 total Common Units outstanding).

Item 4(c)	Number of Shares of which such person has:

GPS and Mr. Messing:

(i) Sole power to vote or direct the vote:	398,981

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	398,981

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

Statement of Control Persons

The Statement on this Schedule 13G dated May 8, 2009 with respect to the Common Units of Capital Product Partners LP is filed by Brett S. Messing in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) as the control person (HC) of GPS.

GPS Partners LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) a registered investment adviser (IA).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2009	GPS PARTNERS LLC

By: /s/ Brett S. Messing
Name: Brett S. Messing
Title: Managing Partner

Date: May 8, 2009	BRETT S. MESSING

/s/ Brett S. Messing

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated May 8, 2009 by and among GPS Partners LLC and Brett S. Messing	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated May 8, 2009 (the “Schedule 13G”), with respect to the Common Units of Capital Product Partners LP is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: May 8, 2009	GPS PARTNERS LLC

By: /s/ Brett S. Messing
Name: Brett S. Messing
Title: Managing Partner

Date: May 8, 2009	BRETT S. MESSING

/s/ Brett S. Messing